Exhibit 99.1

GW Pharmaceuticals Announces New Physician Reports of Epidiolex® Treatment Effect in Children and Young Adults with Treatment-Resistant Epilepsy

- Conference Call Today at 6:30 p.m. ET -

•	New data issued in a poster presentation at the American Academy of Neurology annual meeting on 137 patients, representing increased patient numbers over previous disclosures
•	Promising signals of efficacy with median 54% reduction in seizures after 12 weeks treatment, and maintenance of clinical effect at 24 weeks
•	Epidiolex was well tolerated and 90% of patients remained on treatment
•	Data on Lennox-Gastaut Syndrome (LGS) patients presented for first time
•	Additional body of data in patients with diagnoses other than Dravet syndrome
•	GW advancing plans to commence clinical development of Epidiolex in additional pediatric epilepsy target indication of Tuberous Sclerosis Complex

London, UK; 22 April 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announced new physician reports of clinical effect and safety associated with the Epidiolex® expanded access program. These data were presented today by study authors at the American Academy of Neurology annual meeting in Washington DC1.

“We are pleased to report that this promising data on significant numbers of additional children treated with Epidiolex further reinforces and supports the signals of efficacy seen in previous data disclosures. Epidiolex treatment was associated with meaningful reductions in seizures across a range of childhood epilepsies as well as a sustained response over a 6 month period and a 90% retention rate,” stated Justin Gover, GW’s Chief Executive Officer. “We believe that these findings fully support our decision to advance Epidiolex into Phase 3 placebo-controlled, double-blind trials in Dravet syndrome and Lennox-Gastaut syndrome and we look forward to advancing these trials rapidly during 2015.”

Physician reports of clinical effect and safety data have been presented on 137 children and young adults with treatment-resistant epilepsy who have been treated with GW’s investigational cannabidiol (CBD) product candidate, Epidiolex, for a period of at least 12 weeks. These data are from eleven hospital sites in the United States and were generated under expanded access Investigational New Drug applications (INDs) authorized by the U.S. Food and Drug Administration (FDA). In addition, physician reports of safety data were presented on 213 patients (137 patients with 12 weeks treatment effect data plus additional patients still in their first 12 weeks of treatment or who withdrew from treatment). The expanded access program is comprised of clinical studies performed by individual physicians.

FDA authorized expanded access programs facilitate access to investigational drugs for treatment use for patients with a serious or immediately life-threatening diseases or conditions who lack therapeutic alternatives. The patients included in the Epidiolex program had Dravet syndrome (18% of the total) and Lennox-Gastaut syndrome (LGS) (16% of the total), epilepsy types that can lead to intellectual disability and lifelong seizures, as well as 10 other types of severe epilepsy. Many of the 10 other types of epilepsy are extreme and rare, and several patients with these epilepsies have major congenital structural brain abnormalities.

The 137 patients were predominately children with an average age of 11 years. In all cases, Epidiolex was added to current anti-epileptic drug (AED) treatment regimes. On average, patients were taking approximately 3 other AEDs.

At the request of the study authors, the data disclosed in this press release is limited to the data presented at the AAN meeting.

Clinical Effect Data – All Patients

Data were presented on all 137 patients who had at least 12 weeks treatment. Treatment was open label. Of these 137 patients, 48 patients had also reached 24 weeks treatment at the time of data analysis. Information collected on all seizures (convulsive and non-convulsive) is reported for each patient. Data is presented showing the median reduction in seizure frequency and the proportion of patients achieving a response of 50% or greater compared to a 4-week baseline period.

	Week 4	Week 8	Week 12	Week 16	Week 24
Median reduction in seizure frequency	-40%	-48%	-54%	-51%	-45%
≥50% responders	41%	49%	51%	52%	46%

At the end of 12 Weeks, 9% of all patients were seizure-free.

Clinical Effect Data – Patients without Dravet syndrome

Data were made available on all 112 patients with diagnoses other than Dravet syndrome who had at least 12 weeks treatment. Of these 112 patients, 39 patients had also reached 24 weeks treatment at the time of data analysis. Information collected on all seizures (convulsive and non-convulsive) is reported for each patient. Data is presented showing the median reduction in seizure frequency and the proportion of patients achieving a response of 50% or greater compared to a 4-week baseline period.

	Week 4	Week 8	Week 12	Week 16	Week 24
Median reduction in seizure frequency	-37%	-45%	-50%	-50%	-38%
≥50% responders	39%	48%	50%	49%	41%

Clinical Effect Data – Dravet syndrome patients only

Data were presented on 25 patients with Dravet syndrome who had at least 12 weeks treatment data. Of these 25 patients, 9 patients had also reached 24 weeks treatment at the time of data analysis. Information collected on all seizures (convulsive and non-convulsive) is reported for each patient. Data is presented showing the median reduction in seizure frequency and the proportion of patients achieving a response of 50% or greater compared to a 4-week baseline period.

	Week 4	Week 8	Week 12	Week 16	Week 24
Median reduction in seizure frequency	-50%	-60%	-65%	-56%	-59%
≥50% responders	52%	54%	56%	61%	67%

At the end of 12 Weeks, 16% of Dravet syndrome patients were seizure-free.

Of the 25 patients with Dravet syndrome, 23 patients had convulsive seizures at baseline. At the end of 12 weeks, the median reduction in convulsive seizures in these patients was 53%2.

Clinical Effect Data – Drop (“atonic”) Seizures

Data were made available on 27 patients with drop seizures at baseline who had at least 12 weeks treatment, of which 11 patients had LGS2. Drop seizures are the types of seizures generally considered by FDA in assessing primary efficacy for LGS trials.

•	For all 27 patients with drop seizures, there was a 67% median reduction in the number of atonic seizures at the end of 12 weeks
•	For the 11 LGS patients with drop seizures, there was a 55% median reduction in the number of atonic seizures at the end of 12 weeks[2]

Safety Data

Safety data were made available on 213 patients (137 patients with 12 weeks treatment effect data plus 76 additional patients for whom 12 week treatment effect data is not yet available or who withdrew from treatment) and represents approximately 59 patient-years of exposure to Epidiolex.

•	The most common adverse events (occurring in 10% or more patients and resulting from all causes) were:
o	Somnolence - 21% of patients
o	Diarrhea – 17% of patients
o Fatigue	- 17% of patients
o	Decreased appetite – 16% of patients
•	Most adverse events were mild or moderate and transient
•	10 patients (5%) reported an adverse event leading to discontinuation, 3 of whom subsequently restarted treatment with Epidiolex
•	There were 14 withdrawals from treatment due to lack of clinical effect
•	Serious adverse events were reported in 52 patients. Of these, SAEs in 22 patients were deemed possibly related to treatment, including status epilepticus (10), diarrhea (3), weight loss (2), pneumonia (2), lethargy (1), and hepatotoxicity (1)
•	Serious adverse events include 2 deaths, neither of which were deemed related to Epidiolex by the independent investigators. One death was from SUDEP (sudden unexpected death in epilepsy) and one from respiratory failure due to aspiration.
•	There were no clinically significant changes in hematologic markers or renal function
•	Occasional increases in liver transaminases were noted, thought unlikely to be related to CBD by the independent investigators

GW Epidiolex Development Program – Dravet and LGS

GW’s initial focus is on conducting formal development programs for Epidiolex in the treatment of both Dravet syndrome and LGS. The Company has received from the FDA Orphan Drug Designations for Epidiolex for both Dravet syndrome and LGS, as well as Fast Track Designation for Dravet syndrome. GW has recently commenced two Phase 3 trials of Epidiolex in the treatment of Dravet syndrome. GW also expects to commence two Phase 3 trials in LGS in the second quarter of 2015.

New Target Indication – Tuberous Sclerosis Complex (TSC)

Based on the findings in the expanded access program, GW has continued to explore options to commence clinical development of Epidiolex in an additional pediatric epilepsy indication. GW has now concluded that this additional target indication should be Tuberous sclerosis complex (TSC) and expects to commence clinical development in TSC later this year.

TSC is a genetic disorder that causes non-malignant tumors to form in many different organs, primarily in the brain, eyes, heart, kidney, skin and lungs. TSC results from a mutation in tumor suppression genes TSC1 or TSC2. TSC is estimated to affect approximately 50,000 patients in the U.S. The most common symptom of TSC is epilepsy, which occurs in 75-90% of patients, about 70% of whom experience seizure onset in their first year of life. Approximately 60% of TSC patients have treatment-resistant seizures. There are significant co-morbidities associated with TSC including cognitive impairment in 50%, autism spectrum disorders in up to 40% and neurobehavioral disorders in over 60% of individuals with TSC.

A number of patients with TSC have been treated with Epidiolex in the expanded access program. According to Geffrey AL et al in a poster presentation at the American Epilepsy Society annual meeting in December 2014, of 5 TSC patients treated with Epidiolex, 4 patients experienced a reduction in seizures of 97% (n=2), 77% (n=1) and 40% (n=1) at week 16 compared to a 4-week baseline period. All three patients with cognitive impairment experienced cognitive gains and one of the two subjects with behavioral problems showed improvements. Since this poster presentation, additional TSC patients have commenced treatment with Epidiolex in the expanded access program.

Conference Call and Presentation Information

GW Pharmaceuticals will host a conference call and broadcast a slide show to discuss these data today at 6:30 p.m. EDT. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada) or 201-689-8040 (international). To view the slide show while using the audio dial-in please go to the investor relations (presentation and events) section of GW’s website at http://www.gwpharm.com. Investors may also access a live audio webcast of the call via the Company’s website. A replay of the call will also be available through the GW website shortly after the call. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID # 13607527.

References

1.	Devinsky et al, Epidiolex (Cannabidiol) in Treatment Resistant Epilepsy, American Academy of Neurology Annual Meeting, Poster, April 22 2015
2.	Devinsky et al, American Academy of Neurology Annual Meeting, Abstract, April 22 2015

Note Regarding Expanded Access Studies

Expanded access studies are uncontrolled, carried out by individual investigators, and not typically conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from that in placebo-controlled trials. These studies provide only anecdotal evidence of efficacy for regulatory review. These studies contain no control or comparator group for reference and these patient data are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Information obtained from these studies, including the statistical principles that the independent investigators have chosen to apply to the data, may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in those trials. Reliance on such information to design our clinical trials may lead to Phase 2 and 3 trials that are not adequately designed to demonstrate efficacy and could delay or prevent our ability to seek approval of Epidiolex. Expanded access programs provide supportive safety information for regulatory review. Physicians conducting these studies may use Epidiolex in a manner inconsistent with the protocol, including in children with conditions beyond those being studied in GW-sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to Epidiolex and may limit our ability to obtain regulatory approval with labeling that we consider desirable, or at all.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

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